KW
3/6/14

[redacted]

14046219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1480 Kendale Blvd.
(No. and Street)

East Lansing	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman 517-337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Michelle Shipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michelle Shipman
Signature

Principal Financial Officer
Title

Tamra A. Church
Notary Public 2-19-14

TAMRA A. CHURCH
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires Aug. 18, 2017
Acting in the County Of Ingham

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 25 2014
Washington DC
404

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by rule 17a-5
of the Securities and Exchange Commission and
agreed-upon procedures required by SIPC)

YEARS ENDED DECEMBER 31, 2013 AND 2012

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by rule 17a-5 of the Securities and Exchange Commission and agreed-upon procedures required by SIPC)

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Paradigm Equities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Paradigm Equities, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of loss and retained earnings and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Paradigm Equities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum Cohen P.C.

February 18, 2014

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and equivalents	$ 3,296,144	$ 2,567,424
Commissions receivable	384,856	413,723
Due from affiliate	54,727	198,193
Prepaid expense and other	48,977	49,678
Total current assets	$ 3,784,704	$ 3,229,018
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 695,587	$ 253,545
Commissions payable and related items	387,395	169,988
Total current liabilities	1,082,982	423,533
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	2,671,722	2,775,485
Total stockholder's equity	2,701,722	2,805,485
	$ 3,784,704	$ 3,229,018

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF LOSS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES:		
Commissions	$ 5,017,432	$ 4,554,660
Interest and other revenue	11,248	5,731
Total revenues	5,028,680	4,560,391
EXPENSES:		
Commissions	2,186,169	1,880,035
Operating expenses	3,010,274	3,235,744
Total expenses	5,196,443	5,115,779
Loss before income tax benefit	(167,763)	(555,388)
INCOME TAX BENEFIT	64,000	218,694
NET LOSS	(103,763)	(336,694)
RETAINED EARNINGS, beginning of year	2,775,485	3,112,179
RETAINED EARNINGS, end of year	$ 2,671,722	$ 2,775,485

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (103,763)	$ (336,694)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	-	171
Commissions receivable	28,867	(47,022)
Prepaid expense	(2,599)	(1,596)
Accounts payable	442,042	73,513
Commissions payable and related items	217,407	4,784
Due to/from affiliates	143,466	(278,681)
Total adjustments	829,183	(248,831)
Net cash provided (used) by operating activities	725,420	(585,525)
Cash flows from investing activities:		
Sale of investments	3,300	-
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	728,720	(585,525)
CASH AND EQUIVALENTS:		
Beginning of year	2,567,424	3,152,949
End of year	$ 3,296,144	$ 2,567,424

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 15(c)3-3, pursuant to Paragraph (k)(2)(i), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	2013		2012	
	Revenue	Receivables	Revenue	Receivables
Company A	59%	68%	60%	57%
Company B	22%	15%	21%	14%
Company C	10%	0%	8%	0%
All other, individually less than 10% of total revenue	9%	17%	11%	29%
	100%	100%	100%	100%

Registered sales representatives of the Company are covered by a collective bargaining contract which expired December 31, 2013. Currently, the Company is in negotiations to renew the contract.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditor's opinion date, which is the date the financial statements were available for issuance.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31:

	2013	2012
Computer software	$ 117,864	$ 117,864
Computer equipment	18,363	18,363
	136,227	136,227
Less accumulated depreciation and amortization	136,227	136,227
Net fixed assets	$ -	$ -

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax benefit on a separate return basis amounted to $54,000 and $172,000 for the years ending December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the Company had the amount due from the parent of $54,000 and $172,000 for income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax benefit of $10,000 and $46,694 for the years ending December 31, 2013 and 2012, respectively. The Company had an amount due from (to) affiliate for Michigan state taxes of $10,000 and $33,000 as of December 31, 2013 and 2012, respectively.

Income tax benefit reported on the statement of loss and retained earnings consists of the following for years ending December 31:

	2013	2012
Federal income tax benefit	$ 54,000	$ 172,000
Michigan corporate income tax benefit	10,000	46,694
	$ 64,000	$ 218,694

There are no significant temporary differences between “book” and “tax” income. The difference between federal income tax benefit and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

NOTE 4 - INCOME TAXES (Concluded)

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $2,388,000 and $2,664,000 for such services for the years ending December 31, 2013 and 2012, respectively.

In addition to the above agreement, the Company paid approximately $2,257,000 and $2,306,000, respectively, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the years ending December 31, 2013 and 2012.

Year End Inter-Company Balances

Amounts due from (to) affiliate at December 31, are as follows:

	2013	2012
MEA Financial Services	$ 54,727	$ 198,193

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had regulatory net capital of $2,475,565, which was $2,403,366 in excess of its required capital of $72,199. The Company's regulatory net capital ratio was .44:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:		
Total stockholder's equity		$ 2,701,722
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 26,320	
Over 30 day variable rate annuity commissions receivable	6,292	
Over 30 day reimbursements	25,839	
Due from affiliates	64,000	
Prepaid expense and other	48,977	171,428
Net capital before haircuts on securities positions		2,530,294
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		54,729
Net capital		$ 2,475,565
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 695,587
Commissions payable and related items		387,395
Total aggregate indebtedness		$ 1,082,982
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $1,082,982 pursuant to Rule 15c3-1)		$ 72,199
Excess net capital		$ 2,403,366
Ratio: Aggregate indebtedness to net capital		.44 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Paradigm Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Marcum Costeman P.C.

February 18, 2014

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Paradigm Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Paradigm Equities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Paradigm Equities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Paradigm Equities, Inc.'s management is responsible for the Paradigm Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Cantamessa P.C.

February 18, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045593 FINRA DEC
PARADIGM EQUITIES INC 15*15
ATTN: BRUCE REAUME
1480 KENDALE BLVD
PO BOX 2501
EAST LANSING, MI 48823

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Danielle Tyler, 517-337-5435

2. A. General Assessment (item 2e from page 2) $ 47

B. Less payment made with SIPC-6 filed (exclude interest) ( )
07-27-2013
Date Paid

C. Less prior overpayment applied (2010)

D. Assessment balance due or (overpayment) (1963)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (1963)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $(1963)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paradigm Equities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer, Principal
(Title)

Dated the 19 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2013
and ending 12-31-2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,017,432
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,998,732
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$18,700
2e. General Assessment @ .0025	$47
	(to page 1, line 2.A.)